Exhibit (a)(1)(F)

Notice to Eligible Participants Regarding Expiration of Offer Period

To:         Eligible Participants
From:         A10 Stock Administration
Date:         December 17, 2015
Subject:     Expiration of Offer to Exchange

As of 9:00 p.m. Pacific Time on December 17, 2015, we closed the A10 Networks, Inc. offer to exchange certain outstanding options for restricted stock units (the “offer”). If you were an eligible participant who properly elected to participate in the offer by exchanging some or all of your eligible option grants and did so by the deadline, your elected eligible option grants have been accepted for participation in the offer. Such options have been cancelled and you no longer have any rights with respect to those options. You have been granted restricted stock units in exchange for the cancelled options, in accordance with the terms and conditions of the offer.
As described in the offer documents, you will receive restricted stock unit agreement(s) for the restricted stock units that have been granted to you in exchange for your properly tendered and cancelled options.
If you have any questions, please contact A10 Stock Administration by email at stockadmin@a10networks.com.